FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga met primary endpoint in landmark Phase III

This announcement contains inside information

20 August 2019 07:00 BST

Farxiga met primary endpoint in landmark Phase III DAPA-HF trial for the treatment of patients with heart failure

DAPA-HF is the first heart failure outcomes trial with an SGLT2 inhibitor in patients with and without type-2 diabetes

Farxiga significantly reduced the risk of cardiovascular death or worsening of heart failure when added to standard of care

AstraZeneca today announced positive results from the landmark Phase III DAPA-HF trial which showed that Farxiga (dapagliflozin) met the primary composite endpoint with a statistically-significant and clinically-meaningful reduction of cardiovascular death or the worsening of heart failure (defined as hospitalisation or an urgent heart failure visit), compared to placebo. The trial was conducted in patients with reduced ejection fraction (HFrEF) on standard of care treatment, including those with and without type-2 diabetes.

The safety profile of Farxiga in the DAPA-HF trial was consistent with the well-established safety profile of the medicine.

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "With the DAPA-HF trial, Farxiga becomes the first in its class to demonstrate efficacy and safety data for the treatment of patients with heart failure, with and without type-2 diabetes, on top of standard of care. Today, half of heart failure patients will die within five years of diagnosis and it remains one of the leading causes of hospitalisation. We look forward to discussing the results of DAPA-HF with health authorities as soon as possible."

John McMurray, MD, University of Glasgow, Cardiovascular Research Centre, Institute of Cardiovascular and Medical Sciences said: "The benefits of dapagliflozin in DAPA-HF are very impressive, with a substantial reduction in the primary composite outcome of cardiovascular death or hospital admission. We hope these exciting new findings will ultimately help reduce the terrible burden of disease caused by heart failure and help improve outcomes for our patients."

DAPA-HF is the first heart failure outcomes trial with an SGLT2 inhibitor investigating the treatment of heart failure in adults with HFrEF on top of standard of care (which includes medicines such as angiotensin-converting enzyme [ACE] inhibitors, angiotensin II receptor blockers [ARB], beta blockers, mineralocorticoid-receptor antagonists [MRAs] and neprilysin inhibitors), in patients with and without type-2 diabetes.

The full DAPA-HF trial results will be submitted for presentation at a forthcoming medical meeting.

Farxiga is also being studied in patients with heart failure with preserved ejection fraction (HFpEF) in the DELIVER and DETERMINE (HFrEF and HFpEF) trials.

About DAPA-HF
DAPA-HF (Dapagliflozin And Prevention of Adverse-outcomes in Heart Failure) is the first heart failure trial with an SGLT2 inhibitor and morbidity and mortality outcomes investigating the treatment of heart failure on top of standard of care, in a representative patient population (NYHA II to IV) with and without type-2 diabetes. DAPA-HF is an international, multi-centre, parallel group, randomised, double-blind trial in patients with heart failure and reduced ejection fraction (LVEF ≤ 40%), with and without type-2 diabetes, designed to evaluate the effect of Farxiga 10mg, compared with placebo, given once daily in addition to standard of care. The primary composite outcome was time to a worsening heart failure event (hospitalisation or equivalent event; i.e. an urgent heart failure visit), or cardiovascular death.

About heart failure
Heart failure (HF) is a life-threatening disease in which the heart cannot pump enough blood around the body.1 It affects approximately 64 million people worldwide (half of which have a reduced ejection fraction) and is a chronic and degenerative disease where half of patients will die within five years of diagnosis.2,3,4 HF remains as 'malignant' as some of the most common cancers in both men (prostate and bladder cancers) and women (breast cancers).5 It is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden.6

About Farxiga
Farxiga is a first-in-class, oral once-daily SGLT2 inhibitor indicated as both monotherapy and as part of combination therapy to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction, as an adjunct to diet and exercise in adults with T2D. Farxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

About the DapaCare Clinical Programme
AstraZeneca is taking a holistic, patient-centric approach to disease management by addressing the underlying morbidity, mortality and organ damage associated with cardiovascular (CV), metabolic and renal diseases. Due to the interconnectivity of these diseases, AstraZeneca has developed the DapaCare clinical programme to explore the CV and renal profile of Farxiga in people with and without type-2 diabetes. The clinical programme will enrol nearly 30,000 patients in randomised clinical trials and is supported by a multinational real-world evidence study. DapaCare will generate data across a spectrum of people with established CV disease, CV risk factors and varying stages of renal disease, both with and without type-2 diabetes, providing healthcare providers with evidence needed to improve patient outcomes.

Farxiga is also being developed for patients with heart failure in the DELIVER (HFpEF) and DETERMINE (HFrEF and HFpEF) trials, in addition to chronic kidney disease in the DAPA-CKD trial. DapaCare underscores our commitment to following the science by pursuing a holistic patient approach to address the multiple risk factors associated with CV, renal and metabolic diseases.

About AstraZeneca in heart failure
AstraZeneca is committed to advancing science and clinical outcomes with Farxiga in the treatment of people with HF. The company's extensive clinical programme includes several global Phase III trials (DAPA-HF, DELIVER and DETERMINE) focusing on distinct and clinically important areas of HF research in order to provide comprehensive clinical evidence around the disease and address areas of high unmet need in HF. AstraZeneca is also investing its efforts in compelling new science through early-stage research of several potential medicines to address HF.

About AstraZeneca in CVRM
Cardiovascular, Renal & Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.
Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (cardiovascular, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References

1.   Mayo Clinic. Heart failure; 2017 [cited 2019 Aug 14]. Available from URL: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
2.   Vos T et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. The Lancet 2017; 390(10100):1211-59.
3.   Mozaffarian D et al. Circulation. 2016 Jan 26;133(4):e38-360 and the CDC: https://www.cdc.gov/dhdsp/data_statistics/fact_sheets/fs_heart_failure.htm.
4.   Mamas, M. A., Sperrin, M., Watson, M. C., Coutts, A., Wilde, K., Burton, C., ... Myint, P. K. (2017). Do patients have worse outcomes in heart failure than in cancer? A primary care-based cohort study with 10-year follow-up in Scotland. European Journal of Heart Failure, 19(9), 1095-1104. https://doi.org/10.1002/ejhf.822
5.   Bhuiyan, Taslima, and Mathew S Maurer. "Heart Failure with Preserved Ejection Fraction: Persistent Diagnosis, Therapeutic Enigma." Current cardiovascular risk reports vol. 5,5 (2011): 440-449. doi:10.1007/s12170-011-0184-2
6.   Azad, N., & Lemay, G. (2014). Management of chronic heart failure in the older population. Journal of Geriatric Cardiology: JGC, 11(4), 329-37.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 August 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary